Joseph Gunnar & Co., LLC
30 Broad Street, 11th Floor
New York, NY 10004

Tel: 212.440.9600

May 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Assure Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333- 269438)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4 PM (Eastern time) on May 11, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/ Stephan A. Stein
Name: Stephan A. Stein
Title: President